

信 和 置 業 有 限 公 司
SINO LAND COMPANY LIMITED

Our Ref.: SLC-EI/FC-2003/CS-1707

3 December, 2003

The Hongkong and Shanghai
   Banking Corporation Limited
35-36/F., Sun Hung Kai Centre,
30 Harbour Road, Wanchai,
Hong Kong.

The Bank of New York
101 Barclay Street,
22nd Floor – West,
New York, NY 10286,
U.S.A.

Attn.: Mr. James Wong (Securities Dept.)

Attn.: Ms. Kathy Jiang

 Office of International Corporate Finance
Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.,
Washington, D.C. 20549,
U.S.A.

03045181

Attn.: Mr. Frank Zarb

Dear Sirs,

Level One Sponsored ADR Program
- Rule 12g3-2(b)#82-1868

We are pleased to **enclose** for your attention a copy of the Company's press announcement published in the South China Morning Post today regarding the Final Scrip Dividend for 2002 / 2003.

For your information, the said announcement is also accessible at our website **"http://www.sino-land.com"**.

If you require any other information or documents, please feel free to contact us.

Yours faithfully,
For and on behalf of
SINO LAND COMPANY LIMITED

Fanny Cheng
Assistant Company Secretary

Encls.
c.c. (1) The Bank of New York (Hong Kong) [Attn.: Ms. Eugenia Lee / Ms. Kammy Yuen]
     (2) Morningstar ADR Review   [Attn.: Ms. Judith Cohn]

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

 # Sino Land Company Limited

(Incorporated in Hong Kong with limited liability)

FINAL DIVIDEND FOR 2002/2003
SCRIP DIVIDEND

1. Form of election should be lodged at the Registrars **not later than 4:00 p.m. Wednesday, 10th December, 2003.**
2. No form of election is required if shareholders choose to receive final dividend in cash.
3. Formula for calculation of scrip dividend entitlements is set out below.

The Company has informed shareholders in a circular dated 19th November, 2003 that the Directors have recommended the payment in cash of a final dividend of HK$0.02 per ordinary share of HK$1.00 each of the Company ("Share") in respect of the year ended 30th June, 2003, and that shareholders may elect to receive their dividend in the form of new ordinary shares ("New Shares") in the Company in lieu of cash in respect of part or all of their registered shareholdings. The said final dividend was approved at the Annual General Meeting of the Company held on 18th November, 2003. No form of election is required if shareholders choose to receive final dividend in cash.

In relation to the calculation of the number of New Shares to be allotted to shareholders who elect to receive the abovementioned final dividend in whole or in part in New Shares in lieu of cash, shareholders are hereby informed that the average closing price of the Company's Shares on The Stock Exchange of Hong Kong Limited for the five trading days of 26th November, 2003, 27th November, 2003, 28th November, 2003, 1st December, 2003 and 2nd December, 2003 is HK$3.99. Accordingly, the number of New Shares which shareholders will receive, in respect of the existing Shares registered in their names as at 18th November, 2003 and for which elections to receive New Shares are lodged with the Registrars of the Company, Standard Registrars Limited, G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, **not later than 4:00 p.m. Wednesday, 10th December, 2003,** will be calculated as follows:

$$\text{Formula} \quad \begin{array}{c} \text{Number of New Shares} \\ \text{to be received} \end{array} = \begin{array}{c} \text{Number of existing Shares held} \\ \text{on 18th November, 2003 for,} \\ \text{which share election is made} \end{array} \times \frac{\text{HK\$0.02}}{\text{HK\$3.99}}$$

The number of New Shares to be received will be rounded down to the nearest whole number of New Shares. Fractional entitlements to New Shares will be aggregated and sold and the benefit thereof will accrue to the Company. The New Shares will rank pari passu in all respects with the existing Shares of the Company except that they shall not rank for the final dividend for the year ended 30th June, 2003.

Share certificates for the New Shares and cheques for cash entitlements will be despatched to shareholders at their own risks on or about 17th December, 2003.

By Order of the Board
Eric IP Sai Kwong
Secretary

Hong Kong, 2nd December, 2003